Ladbrokes PLC

08000664

SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF MR M J NOBLE (A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN THE COMPANY).

ON 30 JANUARY 2008 MR NOBLE PURCHASED 880 SHARES OF 28 1/3 P EACH OF THE COMPANY ("SHARES") AT 214.04P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE COMPANY'S 1983 SAVINGS RELATED SHARE OPTION SCHEME ('1983 SCHEME"). FOLLOWING THIS TRANSACTION MR NOBLE IS BENEFICIALLY INTERESTED IN 12,600 SHARES AND HOLDS OPTIONS TO PURCHASE 3,179 SHARES UNDER THE 1983 SCHEME.

082-01571

SUPPL

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

2008 FEB 11 P 12:33

MJNexercise080131

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 JANUARY 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,444,960 ORDINARY SHARES OF 28 1/3P ('SHARES'). 26,455,684 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 604,989,276. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

FEB 11 P 12:33

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

2008 FEB 11 P 2:34

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 31 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 257,586 SHARES AT AN AVERAGE PRICE OF 290.8891 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 26,455,684 TREASURY SHARES IN TREASURY AND HAS 604,989,276 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 30 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 267,712 SHARES AT AN AVERAGE PRICE OF 289.6954 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 26,198,098 TREASURY SHARES IN TREASURY AND HAS 605,246,362 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

RECEIVED
2008 FEB 11 P 12:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 29 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 287.0743 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 25,930,386 TREASURY SHARES IN TREASURY AND HAS 605,513,074 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Citigroup Global Markets UK Equity Limited
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30/01/2008
6. Date on which issuer notified:	01/02/2008
7. Threshold(s) that is/are crossed or reached:	5.00%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB00B0ZSH635	11,988,585	11,988,585	33,881,578	33,881,578	0	5.60%	0.00%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A				

Total (A+B)	
Number of voting rights	**% of voting rights**
33,881,578	5.60%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

END